FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 22, 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

22 March 2016

RBS and HMT to retire the DAS

The Royal Bank of Scotland Group plc ('RBS') announces the payment today of a Dividend Access Share ('DAS') dividend of £1.193 billion to Her Majesty's Treasury ('HMT'). The dividend represents the final amount payable to HMT and effects the immediate retirement of the DAS.

This dividend payment will be reflected in our first quarter 2016 financial statements, reducing Tangible Net Asset Value per share by approximately 10 pence. The equivalent Common Equity Tier 1 impact as at FY 2015 would have been c.50bps.

On retirement, the DAS will be re-designated as a single B share which will be subsequently cancelled. Following the conversion in 2015 of the B shares held by HMT into Ordinary Shares, the retirement of the DAS will complete the normalisation of RBS's capital structure.

Ross McEwan, RBS Group Chief Executive, said:

"On the back of progress we have made in strengthening the bank's balance sheet in recent years, I am pleased that we are today able to repay the UK Government £1.193 billion to finally retire the Dividend Access Share.

This is another important milestone in our plan to resume capital distributions to our shareholders, and represents one less hurdle in our path to build the number one bank for customer service, trust and advocacy".

Background to the DAS

The DAS was issued in 2009 when HMT provided £25.5 billion of equity capital to RBS in exchange for B shares. RBS also entered into the Asset Protection Scheme ('APS') and the Contingent Capital Facility ('CCF') with HMT.  The DAS was created to provide enhanced dividend rights to HMT on the new capital support provided. RBS exited the APS in October 2012 and terminated the CCF in December 2013.

Under the DAS Retirement Agreement of 2014, RBS agreed to pay HMT an initial DAS dividend of £320 million which was paid in that year. A further £1.18 billion in DAS dividend to HMT (plus daily interest at a rate of 5% per annum from 1 January 2016) was required to retire the DAS.

For further information:

Investors Richard O'Connor Head of Investor Relations +44 (0) 207 672 1758	Media RBS Group Media Relations +44 (0) 131 523 4205

Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position and requirements, financial position, future pension funding requirements, on-going litigation and regulatory investigations, profitability, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "believes", "risk", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK Annual Report and Accounts and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.
ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 March 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary